Exhibit 99.1

Earlyworks Co., Ltd. Receives Final Extension from Nasdaq Hearings Panel to Regain Compliance with Continued Listing Standards

TOKYO, September 23, 2025 (GLOBE NEWSWIRE) – Earlyworks Co., Ltd. (Nasdaq: ELWS) (the “Company” or “Earlyworks”), a Japanese company operating its proprietary private blockchain technology, Grid Ledger System (“GLS”), today announced that it has received a decision from the Nasdaq Hearings Panel (the “Panel”) granting the Company a final extension through October 29, 2025, to regain compliance with the continued listing requirements for the Nasdaq Capital Market.

As previously disclosed, the Company had received a determination letter dated May 2, 2025 from the Nasdaq Listing Qualifications Department (“Nasdaq”), indicating that the Company did not regain compliance with Nasdaq Listing Rule 5550(b)(2), which requires listed companies to maintain a minimum market value of listed securities of $35 million. The Company requested a hearing before the Panel and informed Nasdaq of its intent to pursue compliance through an alternative standard under Nasdaq Listing Rule 5550(b)(1), which requires a minimum stockholders’ equity of $2.5 million (the “Equity Rule”). On June 26, 2025, the Company announced the receipt of a notice from Nasdaq, notifying the Company that the Panel had determined to grant an exception to the Company through September 19, 2025, to regain compliance with the Equity Rule, subject to certain conditions. On September 18, 2025, the Company submitted a request to the Panel noting the progress that had been made in the Company’s compliance plan as well as the need for additional time to complete the compliance plan.

In response, the Panel has determined to grant the Company’s request for a final extension through October 29, 2025, representing the end of the Panel’s discretion in this matter. During this time, the Company will continue to work toward completing its equity financing initiatives and regaining full compliance with Nasdaq’s continued listing standards. If the Company is unable to regain compliance with the Nasdaq’s Listing Rules by that date, the Panel will delist the Company’s securities from the Nasdaq.

The Company’s American Depositary Shares (ADSs) will remain listed and eligible for trading on the Nasdaq Capital Market during this extension period.

About Earlyworks Co., Ltd.

Earlyworks Co., Ltd. is a Japanese company operating its proprietary private blockchain technology, GLS, to leverage blockchain technology in various applications in a wide range of industries. GLS is a hybrid blockchain that combines the technical advantages of blockchain and database technology. GLS features high-speed processing, which can reach 0.016 seconds per transaction, tamper-resistance, security, zero server downtime, and versatile applications. The applicability of GLS is verified in multiple domains, including real estate, advertising, telecommunications, metaverse, and financial services. The Company’s mission is to keep updating GLS and make it an infrastructure in the coming Web3/metaverse-like data society. For more information, please visit the Company’s website: https://ir.e-arly.works/.

For more information, please visit the Company’s website: https://ir.e-arly.works/.

For inquiries about this release, please contact:

Earlyworks Co., Ltd.
Contact E-MAIL: ew-ir@e-arly.works

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.